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		    SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C. 20549

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			      SCHEDULE 14D-9
			    (AMENDMENT NO. 14)

		   Solicitation/Recommendation Statement
		       Pursuant to Section 14(d)(4)
		  of the Securities Exchange Act of 1934

				ADT LIMITED
			 (Name of Subject Company)

				ADT LIMITED
		   (Name of Person(s) Filing Statement)


		 Common Shares, par value $0.10 per share
	(including the associated preference stock purchase rights)
		      (Title of Class of Securities)

				000915 10 8
		   (CUSIP Number of Class of Securities)


			     Stephen J. Ruzika
			       c/o ADT, Inc.
			   1750 Clint Moore Road
			 Boca Raton, FL 33431-0835
			      (561) 988-3600
	       (Name, Address and Telephone Number of Person
	     Authorized to Receive Notices and Communications
	       on Behalf of the Person(s) Filing Statement)


			      With a copy to:

			  David W. Ferguson, Esq.
			   Davis Polk & Wardwell
			    450 Lexington Ave.
			 New York, New York 10017

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			       INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 7. Certain Negotiations and Transactions by the Subject Company.

      The response to Item 7 is hereby amended by adding the following paragraph:

      On June 4, 1997 the Company announced that ADT Operations, Inc.
("ADT Operations"), a Delaware corporation and an indirect wholly owned subsidiary of the Company, is commencing tender offers to purchase for cash all of its outstanding 8 1/4% Senior Notes due 2000 and all of its outstanding 9 1/4% Senior Subordinated Notes due 2003 (the "Notes"). ADT Operations also announced that it will solicit consents to proposed amendments to eliminate certain restrictive covenants and amend certain other provisions of the indentures pursuant to which the Notes were issued. Both the tender offers and solicitation of consents are subject to the terms and conditions of an Offer to Purchase and Consent Solicitation Statement, dated June 4, 1997, and the related Letters of Transmittal and Consent. The tender offer is being made in connection with the proposed business combination of Tyco International Ltd., a Massachusetts corporation, and the Company.


				 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



				    ADT LIMITED

				    By:  /s/ Stephen J. Ruzika
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					 Stephen J. Ruzika
					 Chief Financial Officer, Executive
					 Vice President and Director (Principal
					 Financial Officer and Principal
					 Accounting Officer)

Dated: June 4, 1997